

July 26, 2013

Via E-mail
Larry L. Enterline
Chief Executive Officer
Fox Factory Holding Corp.
915 Disc Drive
Scotts Valley, CA 95066

> **Re:  Fox Factory Holding Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed July 25, 2013**
> **File No. 333-189841**

Dear Mr. Enterline:

We have reviewed your responses to the comments in our letter dated July 23, 2013 and have the following additional comments.

General

1.  Please continue to consider the updating requirements of Rule 3-12 of Regulation S-X in future submissions.

Exhibit 5.1

2.  Please refer to assumptions (iv) and (v) in the second paragraph of the opinion.  Please revise to carve out the Company from these assumptions.

3.  Please remove the assumption that the Company Shares will be sold for a price per share not less than the par value per share of the Common Stock.

You may contact Amy Geddes at (202) 551-3304 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters.  Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc:     Via E-mail
        William J. Simpson
        Paul Hastings LLP